April 26, 2006	TSX: QC AMEX/AIM: QCC

QUEST CAPITAL CORP. TO HOST ITS ANNUAL MEETING ON APRIL 27, 2006

Vancouver, British Columbia, April 26, 2006 – The Board of Quest Capital Corp. ('Quest' or the 'Company'), invite all interested parties to attend the Annual Meeting of shareholders on Thursday, April 27, 2006 at 4:30p.m. Toronto time. In addition to the formal business described in the Management Information Circular, there will be a management presentation on business activities and the Company’s 2006 First Quarter Results.

DATE:	Thursday, April 27, 2006
TIME:	4:30 p.m. (Toronto Time)
LOCATION:	The National Club
330 Bay St. Toronto, ON
Howland Room

To access the live audio broadcast including the slide presentation, please visit www.questcapcorp.com. The presentation will be archived for 365 days.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information please contact:

Mark Monaghan
Vice President
Quest Capital Corp.
monaghan@quest-mail.com
Tel: (416) 367-8383

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624